UNITED STATES
                           SECURITIES AND EXCHANGE COMMISSION
                                 WASHINGTON, D.C. 20549

                                      SCHEDULE 13G

                       Under the Securities Exchange Act of 1934
                                  (Amendment No. __)*



                                    Shaw Group, Inc.
                                    (Name of Issuer)


                                      Common Stock
                             (Title of Class of Securities)


                                       820280105
                                     (CUSIP Number)


             *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

             The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of
             Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





        CUSIP No. 820280105              13G                 Page 2 of 7 Pages



        1    NAME OF REPORTING PERSON     Duncan-Hurst Capital Management Inc.
             S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON      33-0403387


        2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                       (b) [ ]

        3    SEC USE ONLY


        4    CITIZENSHIP OR PLACE OF ORGANIZATION
             Duncan-Hurst Capital Management Inc. is a California corporation.


                       5    SOLE VOTING POWER
                            329,120
        NUMBER OF
        SHARES
        BENEFICIALLY   6    SHARED VOTING POWER
        OWNED BY EACH       268,060
        REPORTING
        PERSON WITH
                       7    SOLE DISPOSITIVE POWER
                            597,180


                       8    SHARED DISPOSITIVE POWER



        9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             597,180


        10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
             SHARES*                                                       [ ]


        11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
             5.2%


        12   TYPE OF REPORTING PERSON*
             IA, CO



                         *SEE INSTRUCTION BEFORE FILLING OUT!





        CUSIP No. 820280105              13G                 Page 3 of 7 Pages



        1    NAME OF REPORTING PERSON                   William H. Duncan, Jr.
             S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


        2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                       (b) [ ]

        3    SEC USE ONLY


        4    CITIZENSHIP OR PLACE OF ORGANIZATION
             United States


                       5    SOLE VOTING POWER
                            329,120
        NUMBER OF
        SHARES
        BENEFICIALLY   6    SHARED VOTING POWER
        OWNED BY EACH       268,060
        REPORTING
        PERSON WITH
                       7    SOLE DISPOSITIVE POWER
                            597,180


                       8    SHARED DISPOSITIVE POWER



        9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             597,180


        10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
             SHARES*                                                       [ ]


        11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
             5.2%


        12   TYPE OF REPORTING PERSON*
             IA



                         *SEE INSTRUCTION BEFORE FILLING OUT!





        CUSIP No. 820280105              13G                 Page 4 of 7 Pages



          Item 1(a) Name of Issuer

                    Shaw Group, Inc.

          Item 1(b) Address of Issuer's Principal Executive Offices

                    11100 Mead Road, 2nd Floor
                    Baton Rouge, LA  70816

          Item 2(a) Name of Person Filing

                    Duncan-Hurst Capital Management Inc.

          Item 2(b) Address of Principal Business or, if none, Residence

                    4365 Executive Drive, Suite 1520
                    San Diego, CA  92121

          Item 2(c) Citizenship

                    Reference is hereby made to Item 4 to the cover pages incorporated by reference herein.

          Item 2(d) Title of Class of Securities

                    Common

          Item 2(e) CUSIP Number

                    820280105

          Item 3    Type of Reporting Person

                     Duncan-Hurst Capital Management Inc. is an Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940 and William H. Duncan, Jr. is its principal shareholder, sole director, Chief Executive Officer and Chief Investment Officer.

          Item 4    Ownership

                    Reference is hereby made to Items 5-9 and 11 of the cover pages of this Schedule 13G, which Items are incorporated by reference herein. Duncan-Hurst Capital Management Inc. and
          William H. Duncan are the beneficial owners of, and hold sole dispositive power over, the number of shares reflected in Item 9 of the cover pages. However, certain clients for whom Duncan-
          Hurst Capital Management Inc. acts as investment adviser retain the power to vote the shares and held in their advisory accounts, to direct Duncan-Hurst Capital Management Inc. how to vote, or to





        CUSIP No. 820280105              13G                 Page 5 of 7 Pages



          provide guidelines and general instructions as to voting. Accordingly, Duncan-Hurst Capital Management Inc. and William H. Duncan, Jr. may be deemed to share voting power with such clients. The number shares reflected in Item 6 of the cover pages reflects shares held in such clients accounts.

          Item 5    Ownership of Five Percent or Less of a Class

                    If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [].

          Item 6    Ownership of More than Five Percent on Behalf of
                    Another Person

                    Duncan-Hurst Capital Management Inc. is deemed to be the beneficial owner of the number of securities reflected in Items 5-9 and 11 of page two (2) of this Schedule 13G pursuant to separate arrangements whereby it acts as investment adviser to certain persons. Each person for whom Duncan-Hurst Capital Management Inc. acts as investment adviser has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock purchased or held pursuant to such arrangements. William H. Duncan, Jr. may be deemed to be the beneficial owner of the number of securities reflected in Items 5-9 and 11 of page three (3) of this Schedule 13G due to his position as the sole director, Chief Executive Officer and Chief Investment Officer of, and his ownership interest in, Duncan-Hurst Capital Management Inc.

          Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

                    Not applicable.

          Item 8    Identification and Classification of Members of the
                    Group

                    Not applicable.

          Item 9    Notice of Dissolution of Group

                    Not applicable.

          Item 10   Certification

                    By signing below the undersigned certify that, to the best of their knowledge and belief, the securities referred to





        CUSIP No. 820280105              13G                 Page 6 of 7 Pages



          above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.





        CUSIP No. 820280105              13G                 Page 7 of 7 Pages



                                      Signature

                    After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


          Date:  March 19, 1997

                                        DUNCAN-HURST CAPITAL MANAGEMENT INC.


                                        By   /s/ Rebecca M. LaFerney
                                        _____________________________________
                                        REBECCA M. LaFERNEY
                                        Vice President



                                        /s/ William H. Duncan, Jr.
                                        _____________________________________
                                        WILLIAM H. DUNCAN, JR.
                                        Chief Investment Officer
                                        and Sole Director